UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42822

General Fusion Group Ltd.

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Changes in Registrant’s Certifying Accountant

As previously disclosed, on July 10, 2026, General Fusion Group Ltd. (the “Company”), formerly known as Spring Valley Acquisition Corp. III (“Spring Valley”), consummated its previously announced business combination pursuant to a Business Combination Agreement (the “Business Combination Agreement”), dated as of January 21, 2026 (as amended on May 12, 2026 and June 3, 2026), among Spring Valley, General Fusion Inc. (“Old General Fusion”), and 1573562 B.C. Ltd., a wholly-owned direct subsidiary of Spring Valley (“NewCo”), and pursuant to which, among other things, Spring Valley changed its corporate name to “General Fusion Group Ltd.”, NewCo amalgamated with Old General Fusion to form one corporate entity, and the common shares of Old General Fusion were exchanged for common shares of the Company (now trading on The Nasdaq Stock Market LLC).

(a)	Engagement of new independent registered public accounting firm

On September 21, 2026, the Audit Committee appointed PricewaterhouseCoopers LLP (“PwC”), which audited the consolidated financial statements of Old General Fusion as of and for the years ended December 31, 2025 and 2024, as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2026, effective beginning with the preparation of the Company’s condensed consolidated financial statements as of and for the quarter ended September 30, 2026. During the period from March 12, 2025 (inception) to December 31, 2025, and during the subsequent interim period through September 21, 2026, the Company did not consult PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that PwC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of a disagreement, as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

(b)	Resignation of independent registered public accounting firm

On September 21, 2026, WithumSmith+Brown, PC (“Withum”) provided notice to the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company of its resignation as the Company’s independent registered public accounting firm, effective that day.

Withum’s report of independent registered public accounting firm on the Company’s balance sheet as of December 31, 2025 and the related statements of operations, changes in shareholders’ deficit and cash flows for the period from March 12, 2025 (inception) through December 31, 2025, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles, except that the audit report on the financial statements contained an explanatory paragraph in which Withum expressed substantial doubt about the Company’s ability to continue as a going concern.

During the period from March 12, 2025 (inception) to December 31, 2025, and during the subsequent interim period through September 21, 2026, there were no disagreements with Withum on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Withum, would have caused it to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements for such period.

During the period from March 12, 2025 (inception) to December 31, 2025, and during the subsequent interim period through September 21, 2026, there have been no reportable events as listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F, except as previously reported in the Company’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2026 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2026 (the “Amended Report”). As previously disclosed, management identified an error in the accounting for Spring Valley’s subscription agreement liability as of and for the three months ended March 31, 2026. Specifically, the subscription agreement liability was measured using certain valuation inputs that were incorrect, resulting in a misstatement of the liability and the related impacts on Spring Valley’s financial statements.

Upon further review, and in consultation with Withum, management determined that the subscription agreement liability should have been measured using assumptions and inputs that more accurately reflected the terms and conditions of the underlying subscription agreement. As a result, the subscription agreement liability reported in Spring Valley’s previously issued condensed consolidated balance sheet as of March 31, 2026 was overstated by approximately $411.3 million, and net loss reported in Spring Valley’s previously issued condensed consolidated statement of operations for the three months ended March 31, 2026 was overstated by the same amount. The correction also affected related amounts in the condensed consolidated statement of shareholders’ equity (deficit) and certain non-cash adjustments within the reconciliation of net loss to net cash used in operating activities in the condensed consolidated statement of cash flows. The restatement had no impact on Spring Valley’s cash position or on net cash used in or provided by operating, investing, or financing activities for the three months ended March 31, 2026. As a result, Spring Valley’s condensed consolidated financial statements as of and for the quarter ended March 31, 2026 were restated and included in the Amended Report. In connection with the restatement, management identified a material weakness in Spring Valley’s internal control over financial reporting related to the design and operation of review controls over the valuation of complex financial instruments. As a result of this material weakness in Spring Valley’s internal control over financial reporting, management concluded that Spring Valley’s disclosure controls and procedures were not effective as of March 31, 2026.

The Company has provided Withum with a copy of the foregoing disclosures and requested that Withum furnish the Company with a letter addressed to the SEC stating whether Withum agrees with the statements made by the Company set forth above. A copy of Withum’s letter, dated September 21, 2026, is attached as Exhibit 16.1 to this Report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this report are not historical facts but are forward-looking statements within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). All statements other than statements of historical facts contained in this report are forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “expect,” “believe,” “future,” “may,” “should,” “will,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, statements regarding the Company’s expected transition to its new independent registered public accounting firm and the expected scope of services to be provided thereby, and the preparation and audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2026, beginning with the Company’s condensed consolidated financial statements as of and for the quarter ended September 30, 2026.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the timing and scope of PwC’s engagement as the Company’s new independent registered public accounting firm; and any delays in the preparation, completion, or filing of the Company’s financial statements.

These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions; and that no significant events occur outside the ordinary course of business.

The foregoing list of important factors is not exhaustive, and there may be additional risks that the Company does not presently know or currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings by the Company with the SEC, including those described under the heading “Risk Factors.” The Company does not undertake to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

EXHIBIT INDEX

Exhibit	Description
16.1	Letter from WithumSmith+Brown, PC, dated September 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Fusion Group Ltd.

Date: September 21, 2026	By:	/s/ Robert Crystal
	Name:	Robert Crystal
	Title:	Senior Vice President, Finance